Craig P. Omtvedt Senior Vice President and Chief Financial Officer

January 14, 2008

Ms. Jennifer R. Hardy

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-7010

Re:	Fortune Brands, Inc.
Form 10-K for the fiscal year ended December 31, 2006
File No. 1-9076

Dear Ms. Hardy:

This letter is in response to your letter dated December 28, 2007. For the convenience of the Staff, the Staff’s comments contained in the December 28 letter have been reproduced below and the Company’s responses thereto have been set forth immediately after each comment.

Business, page 8

1.	In future filings provide the basis for assertions such that your Spirits and Wine business is the largest U.S. – based producer and marketer of distilled spirits, that Moen is the #1 faucet brand in North America, and other statements regarding market positions.

Response:

Independent sources support these assertions. Adams Handbook and IWSR (International Wine and Spirits Register), two leading sources of industry statistics, both show that our Spirits & Wine business sold approximately 32 million 9-liter cases in 2006, significantly more than the second largest U.S.-based producer, Brown-Forman. Similarly, The Equifax Scout Survey of the consumer residential faucet market in the U.S. and Canada shows Moen with about a 30% market share in dollars, with the Delta brand in second position at less than 25%.

We will provide the basis for assertions such as these in future filings.

Ms. Jennifer R. Hardy

January 14, 2008

2.	In future filings include a short description of the material terms of the supply agreement with JBBCo. for new oak barrels. Identify the third parties from which you purchase oak barrels.

Response:

JBBCo. purchases the majority of its new oak barrels from Independent Stave Company, Inc. (“Independent Stave”) pursuant to a 1998 agreement which requires at least three years prior notice to terminate. The agreement permits price changes based on cost increases or decreases and quantity discounts and establishes quality standards and other standard supply terms. JBB sources additional barrels from McGinnis Wood Products, Inc. and East Bernstadt Cooperage Inc. JBBCo. does not have a standing written purchase agreement with these suppliers. Purchases from these two companies are made on a year to year basis pursuant to purchase orders.

We will include a short description of our new oak barrel supply arrangements in future filings.

Risk Factors, page 11

3.	In future filings identify any changes in your customer base that have had a material impact on any of your business segments. If applicable, include a more detailed discussion in your Business section.

Response:

In 2006, there were no changes in our customer base that had a material impact on any business segment.

In the future, in the event a change in our customer base impacts a business segment, we will include a more detailed discussion of that change in our Business section.

The inability to secure and maintain rights to intellectual property…, page 11

4.	In future filings expand your discussion in your Business section by identifying the type of intellectual property which is material to each business segment.

Response:

Trademarks such as Jim Beam, Titleist and Moen are key to the continued success of all of our segments. Without trademark protection, our products

Fortune Brands, Inc. 520 Lake Cook Road, IL 60015 Tel: 847 484-4400

Ms. Jennifer R. Hardy

January 14, 2008

and results could suffer from confusion in the market and counterfeits.

Patents are material only to the Golf and Home & Hardware segments. Product innovation is a powerful growth engine in these segments. Patent protection helps results by inhibiting competitors from copying or exploiting our innovations.

In future filings, we will expand the discussion in the Business section to encompass these points.

5.	In future filings include a discussion on the risks associated with conducting business in certain particular countries, such as China, Thailand and Mexico.

Response:

Risks associated with conducting operations in such countries include civil unrest, expropriation, trade disputes with the United States and shipping disruptions.

We will include a discussion of such risks in future filings.

Recent Sales of Unregistered Securities; Use of Proceeds from Unregistered Securities, page 20

6.	In future filings state the facts that made the Regulation S exemption available in the January 2006 issuance of long-term debt. See Item 701(d) of Regulation S-K.

Response:

The January 2006 issuance of long term debt securities totaling €800 million was exempt under Regulation S of the Securities Act of 1933 because the securities were offered and sold only outside the United States to persons other than

U. S. persons.

In future filings we will include these facts.

Exhibits

7.

In Exhibit 10.43, you incorporate the Indemnification Agreement dated December 22, 1994 from Exhibit 10m1 to the company’s Form 10-K for the fiscal year ended December 31, 1997. Pursuant to Item 10(d) of Regulation S-K, no document on file with the Commission for more than

Fortune Brands, Inc. 520 Lake Cook Road, IL 60015 Tel: 847 484-4400

Ms. Jennifer R. Hardy

January 14, 2008

five years may be incorporated by reference. In future filings, please file the Indemnification Agreement.

Response:

We will file the Indemnification Agreement as an exhibit to our 2007 10-K.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone me at (847) 484-4500 or, in my absence, Mark Roche, Senior Vice President, General Counsel and Secretary, at (847) 484-4440, if you require additional information or wish to comment further orally. If you wish to comment in writing, please send such comment to me by facsimile at (847) 484-4492.

Very truly yours,

/s/ Craig P. Omtvedt
Craig P. Omtvedt
Senior Vice President and Chief Financial Officer

Fortune Brands, Inc. 520 Lake Cook Road, IL 60015 Tel: 847 484-4400